
05058566

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

(Mark one)

[ ] **Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

or

[X] **Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934**

For the transition period from December 28, 2004 to December 31, 2004

Commission File Number 1-5057

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

OFFICEMAX INCORPORATED
150 Pierce Road
Itasca, IL 60143



TOTAL OF SEQUENTIALLY NUMBERED PAGES 2
Exhibit Index on Sequential Numbered Page 22

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Report of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of OfficeMax Incorporated (formerly Boise Cascade Corporation) and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Boise Cascade Corporation Savings and Supplemental Retirement Plan (the Plan) as of December 31, 2004 and December 27, 2004, and the related statement of changes in net assets available for benefits for the period from December 28, 2004 through December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and December 27, 2004, and the changes in net assets available for benefits for the period from December 28, 2004 through December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boise, Idaho
June 28, 2005

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004

	Participant Directed Funds	Nonparticipant Directed Funds			Total Combined Funds
		Employee Stock Ownership Plan Fund		OfficeMax Incorporated Common Stock Fund	
		Allocated	Unallocated	Allocated	
Cash	$ 39,126,857	$ –	$ –	$ –	$ 39,126,857
Investments:					
Plan interest in OfficeMax Master Trust	462,619,411	60,517,200	3,751,566	–	526,888,177
Common stock	2,402,899	–	–	8,995,229	11,398,128
Participant loans	1,603,212	–	–	–	1,603,212
Total investments	466,625,522	60,517,200	3,751,566	8,995,229	539,889,517
Receivables:					
Participant contributions	184,662	–	–	–	184,662
Employer contributions	62,126	–	–	–	62,126
Total receivables	246,788	–	–	–	246,788
Accrued administrative expenses	(300,146)	–	–	–	(300,146)
Net assets available for benefits	$ 505,699,021	$ 60,517,200	$ 3,751,566	$ 8,995,229	$ 578,963,016

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 27, 2004

	Participant Directed Funds	Nonparticipant Directed Funds — Employee Stock Ownership Plan Fund: Allocated	Nonparticipant Directed Funds — Employee Stock Ownership Plan Fund: Unallocated	Total Combined Funds
Investments:				
Plan interest in OfficeMax Master Trust	$ 432,312,109	$ 60,406,813	$ 3,974,522	$ 496,693,444
Accrued administrative expenses	(282,656)	–	–	(282,656)
Net assets available for benefits	$ 432,029,453	$ 60,406,813	$ 3,974,522	$ 496,410,788

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE SHORT PLAN YEAR ENDED DECEMBER 31, 2004

	Participant Directed Funds	Nonparticipant Directed Funds: Employee Stock Ownership Plan Fund – Allocated	Nonparticipant Directed Funds: Employee Stock Ownership Plan Fund – Unallocated	Nonparticipant Directed Funds: OfficeMax Incorporated Common Stock Fund – Allocated	Total Combined Funds
Additions:					
Plan interest in Master Trust investment income:					
Net appreciation in fair value of investments	$ 1,674,214	$ –	$ –	$ –	$ 1,674,214
Dividend income	46,184	–	–	–	46,184
Interest income	900,379	–	–	–	900,379
Contributions:					
Participant	637,499				637,499
Company, net of forfeitures	5,469				5,469
	3,263,745	–	–	–	3,263,745
Transfers from other plans	13,020	–	–	–	13,020
Transfers due to plan merger	72,460,421	–	–	8,995,229	81,455,650
Total additions	75,737,186	–	–	8,995,229	84,732,415
Deductions:					
Participant withdrawals	(2,036,403)	(109,145)	–	–	(2,145,548)
Administrative expenses	(31,215)	(3,424)			(34,639)
Total deductions	(2,067,618)	(112,569)	–	–	(2,180,187)
Net increase (decrease) prior to interfund transfers	73,669,568	(112,569)	–	8,995,229	82,552,228
Allocation of shares of OfficeMax Incorporated Series D preferred shares at fair market value	–	222,956	(222,956)	–	–
Net increase (decrease)	73,669,568	110,387	(222,956)	8,995,229	82,552,228
Net assets available for benefits, beginning of year	432,029,453	60,406,813	3,974,522	–	496,410,788
Net assets available for benefits, end of year	$ 505,699,021	$ 60,517,200	$ 3,751,566	$ 8,995,229	$ 578,963,016

See accompanying notes to financial statements.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following brief description of the Boise Cascade Corporation Savings and Supplemental Retirement Plan (Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and to the Plan document for more complete information.

GENERAL. The Plan is a defined contribution plan containing a "cash or deferred arrangement" as described in Section 401(k) of the Internal Revenue Code of 1986 (Code) which, subject to eligibility requirements, covers all U.S. salaried and former salaried employees of OfficeMax Incorporated and its subsidiaries ("Company" or "we"), and, beginning December 31, 2004, employees in our OfficeMax North America, Inc. retail subsidiary, who had formerly participated in the OfficeMax, Inc. Savings Plan and former U.S. hourly employees who had formerly participated in the Boise Cascade Corporation Retirement Savings Plan (RSP) or the Boise Cascade Qualified Employee Savings Trust (QUEST). The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to be an "individual account plan" in accordance with Section 404(c) of ERISA, and is intended to satisfy the requirements of Department of Labor Regulation § 2550.404c-1.

MERGER: The Plan year was formerly December 28 to December 27. To transition the Plan to a calendar year, we established a short Plan year beginning December 28, 2004, and ending December 31, 2004.

On December 31, 2004, the Company merged the Boise Cascade Corporation Qualified Employee Savings Trust, Boise Cascade Corporation Retirement Savings Plan and OfficeMax, Inc. Savings Plan into the Boise Cascade Corporation Savings and Supplemental Retirement Plan. This left the Company with one consolidated savings plan. The resulting combined Boise Cascade Corporation Savings and Supplemental Retirement Plan was moved out of the OfficeMax Master Trust (Master Trust) effective January 1, 2005, and renamed the OfficeMax Savings Plan. The Plan is now part of a bundled service arrangement through Citistreet L.L.C., with new investment options and a trust arrangement separate from the Master Trust.

As part of the merger, the OfficeMax, Inc. Savings Plan liquidated its mutual fund investments and the resulting cash is reflected in the statement of net assets available for benefits as of December 31, 2004. Subsequent to year end, the investments of the other merged plans were also liquidated with the exception of the investments in the Interest Income Fund. The combined cash was then reinvested in the new investment options described below.

PARTICIPANT CONTRIBUTIONS. Prior to January 1, 2005, participants could contribute to the Plan, in whole percentages, 1% to 25% of eligible compensation subject to limitations set forth in the Code, except that participants formerly in the

OfficeMax, Inc. Savings Plan could contribute 1% to 50% of eligible compensation and Puerto Rico participants formerly in the OfficeMax, Inc. Savings Plan could contribute 2% to 10% of eligible compensation. As of January 1, 2005, participants not identified as highly compensated individuals may contribute to the Plan, in whole percentages, 1% to 50% of eligible compensation except that Puerto Rico participants may contribute 1% to 10% of eligible compensation. Highly compensated participants who have been classified as such for two or more years are restricted to 1% of eligible earnings. Prior to January 1, 2005, contributions could be made on a before-tax basis, after-tax basis, or both, provided that after-tax contributions were not available to participants formerly in the OfficeMax, Inc. Savings Plan. After January 1, 2005, contributions may only be made on a before-tax basis.

COMPANY MATCH. For participants hired on or before October 31, 2003 (not including participants formerly in QUEST, RSP or the OfficeMax, Inc. Savings Plan who were merged into this Plan on December 31, 2004), once the participant is eligible to receive the Company match, the Company matches participant contributions through allocations of stock in the Employee Stock Ownership Plan (ESOP) component of the Plan. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company's Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash equal to the amount needed to cash out retired shares for a short period in late 2003 and early 2004. The additional contributions ensured that there were enough shares available to allocate for Company match through the end of 2004. 85,019 shares remained in the ESOP at December 31, 2004, to be used for Company match in 2005. When all these shares are allocated, the Company match for those participants formerly receiving their match in shares will be made in cash.

Participants hired on or after November 1, 2003, receive their Company match in cash, except that prior to December 9, 2003, participants formerly in the OfficeMax, Inc. Savings Plan received their match in common stock of OfficeMax, Inc.

The Company match rate for plan years beginning prior to January 1, 2005, was at the rate of 70%, up to the first 6% of the participant's eligible compensation, a rate of 50% for employee participants in our contract office supply business, a rate of 50% for participants formerly in the OfficeMax, Inc. Savings Plan, and various rates for participants formerly in RSP and QUEST. Beginning January 1, 2005, the Company match rate is 50%, up to the first 6% of the participant's eligible compensation.

PARTICIPANT ACCOUNTS. Each participant's account is credited with the participant's contributions, Company match including the ESOP allocations (if applicable), and an allocation of Plan earnings and expenses based upon the relative account balances and investment funds in which the participant's account is invested. The benefit to which a participant is entitled upon retirement or termination of employment is the amount of the participant's vested account balance.

VESTING. Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon vest after a three-year period. Generally, this is cliff vesting, provided that participants formerly in the OfficeMax, Inc. Savings Plan who were hired on or before December 31, 2003, vest 50% upon completion of two years of service and 100% upon three years of service. However, regardless of a participant's years of service or contribution, a participant is 100% vested upon his or her 65th birthday, death, or disability while employed, or termination of employment as a result of the sale or permanent closure of the participant's location or division, except that disability and termination of employment as a result of sale/closure are not vesting events for participants formerly in the OfficeMax, Inc. Savings Plan. Amounts not fully vested are forfeited and used to reduce the amount of current company contributions to the Plan. However, for the short Plan year ended December 31, 2004, there were no forfeitures.

INVESTMENT OPTIONS. In 2004, participants in the Plan (including participants formerly in QUEST and RSP) could have directed their contributions to any of the following investment options. The investment managers for each fund, as of the date of these financial statements, are listed below.

Fund	Investment Manager(s)
Interest Income Fund	INVESCO Institutional (N.A.), Inc.
Bond Fund	Blackrock Financial Management, Inc.
Balanced Fund	Blackrock Financial Management, Inc. Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
Russell 2000 Index Fund	State Street Global Advisors
Russell 3000 Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Diversified Equity Fund	Dimensional Fund Advisors, Inc. Next Century Growth Investors, L.L.C. Southeastern Asset Management, Inc. State Street Global Advisors TCW Asset Management Company
International Equity Fund	Harris Associates, L.P. Oechsle International Advisors, L.L.C.

OfficeMax Common Stock Fund	State Street Bank and Trust Company, as directed trustee
Self-Managed Fund	Individual participants

Investments in these funds included corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Through December 31, 2004, investments were made in accordance with guidelines in the Plan document, the Master Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager.

Participants formerly in the OfficeMax, Inc. Savings Plan could direct their contributions into any of the following investment options:

Fund

Franklin Stable Value Fund

PIMCO Total Return II Institutional Fund

Franklin Capital Growth Fund

Franklin Income Fund

MFS Total Return Fund

Franklin Balance Sheet Investment Fund

Gabelli Asset Fund

Templeton Foreign Fund

PIMCO Stocks PLUS Institutional Fund

Oppenheimer Global Fund

OfficeMax Incorporated Common Stock Fund

Beginning January 1, 2005, participants may direct their contributions to any of the following investment options. The investment manager for each fund, as of January 1, 2005, is listed below.

Fund	Investment Manager
Conservative Asset Allocation Fund	State Street Global Advisors
Moderate Asset Allocation Fund	State Street Global Advisors
Aggressive Asset Allocation Fund	State Street Global Advisors
Stable Value Fund	INVESCO Institutional (N.A.), Inc.
Bond Market Index Fund	State Street Global Advisors
S&P 500 Index Fund	State Street Global Advisors
Mid/Small Cap Index Fund	State Street Global Advisors
International Equity Index Fund	State Street Global Advisors
Real Estate Index Fund	State Street Global Advisors
OfficeMax Common Stock Fund	Individual participants
Self-Managed Fund	Individual participants

Investments in these funds include corporate debt and equity securities; interests in pooled or collective investment funds; mutual funds; interest rate contracts with banks, insurance companies, and corporations; and government obligations. Investments will be made in accordance with guidelines in the Plan document, the Trust Agreement between State Street Bank and Trust Company, as trustee, and the Company, and in accordance with investment policies established by the Company and incorporated into investment management agreements with each investment manager.

The Company sends participant contributions to the trustee as soon as administratively feasible and the trustee invests participants' contributions, and earnings thereon, among the investment funds as directed by each participant.

Participants have the right to change the amount of their contributions, the investment funds in which contributions are invested, and transfer existing account balances among the Plan's investment funds on a daily basis with some restrictions.

PARTICIPANT LOANS. For participant loans in the Master Trust for years prior to 2005, a participant may have borrowed the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, (2) 50% of his or her combined balance in the before-tax account balance, rollover account balance, and vested Company contribution account balance, or (3) the total market value of the participant's before-tax, after-tax and rollover account balances not invested in the Self-Managed Fund, with a minimum loan amount of $1,000. For participant loans in the OfficeMax, Inc. Savings Plan for years prior to 2005, the Plan included loan provisions for eligible participants. Participants could borrow from their investment fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the current value of their vested account balance.

Beginning January 1, 2005, a participant may borrow the lesser of (1) $50,000 reduced by the highest outstanding loan balance during the previous 12 months, or (2) 50% of his or her vested account balance in all contribution accounts not invested in the Self-Managed Fund account, with a minimum loan amount of $1,000. Loans issued prior to January 1, 2005, are repayable through payroll deductions over periods ranging from one to ten years, except that loans issued from the OfficeMax, Inc. Savings Plan have a maximum term of five years. Beginning January 1, 2005, new loans will be repayable over a maximum of five years. For participant loans in the Master Trust prior to January 1, 2005, the plan administrator determined the interest rate, which was based on prevailing market conditions and fixed over the life of the note. For participant loans in the OfficeMax, Inc. Savings Plan prior to January 1, 2005, the interest rate on participant loans was equal to the prime rate published in the Wall Street Journal on the first day of the calendar quarter in which the loan is effective plus one percent. As of January 1, 2005, the participant loan rate for all new loans will be tied to the Prime Rate plus 1% and set once a month. Interest rates on loans outstanding in the Master Trust at December 31, 2004 and December 27, 2004 ranged from 4.0% to 9.5%. Interest rates on loans outstanding in the OfficeMax, Inc. Savings Plan at December 31, 2004, ranged from 5.00% to 10.50%.

PARTICIPANT WITHDRAWALS. On termination of employment, where an account balance is greater than $5,000, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or partial withdrawals or payments over varying periods. On termination of employment, where an account balance is $5,000 or less, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The $5,000 limit is reduced to $1,000 beginning March 28, 2005.

2. SUMMARY OF ACCOUNTING POLICIES

The Plan follows the significant accounting policies listed below:

BASIS OF ACCOUNTING. The financial statements of the Plan are prepared on the accrual method of accounting.

USE OF ESTIMATES. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein; and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

PAYMENT OF BENEFITS. Benefit payments to participants are recorded upon distribution.

EXPENSES. The Plan provides that all expenses of administration of the Plan shall be paid out of the assets of the Plan, except for those administration expenses paid by the Company. Substantially all expenses of administration of the Plan are paid by the Plan. Investment management fees and expenses incident to the purchase and sale of securities incurred by the investment funds of the Plan are paid from the assets of the fund to which they relate.

TRANSFERS FROM OTHER PLANS. During the short Plan year ended December 31, 2004, certain participants transferred their account balances from other tax-qualified profit sharing/401(k) plans sponsored by previous employers, or from one of the other savings/401(k) plans offered by the Company, into the Plan.

FINANCIAL INSTRUMENTS. The Plan offers a number of investment options including the OfficeMax Common Stock Fund and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Through December 31, 2004, the Plan occasionally used financial instruments, such as interest rate and stock index futures and foreign exchange contracts, to hedge interest rate, stock price, and foreign exchange exposure (see Note 4). After January 1, 2005, the Plan no longer owns direct investments in interest rate and stock index futures and foreign exchange contracts; however, the institutional investment funds the Plan owns units of may include these types of investments. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections (ten elections through December 31, 2004 except for the OfficeMax, Inc. Savings Plan which offered eleven elections, and eleven elections subsequently). Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the OfficeMax Common Stock Fund, which invests in securities of a single issuer. The Plan's total investment in OfficeMax Common Stock is $25,619,764 of which $8,995,229 is nonparticipant directed and separately disclosed on the statement of net assets available for benefits.

3. PLAN TERMINATION

While the Company has not expressed any intention to do so, it has the right to terminate the Plan at any time. In the event of Plan termination, participants will become fully vested in their accounts. The merger with three other plans on December 31, 2004, did not constitute a termination (see Note 1).

4. OFFICEMAX MASTER TRUST

In 2004, the Plan, together with the Boise Cascade Corporation Qualified Employee Savings Trust and Boise Cascade Corporation Retirement Savings Plan, and the Company's defined benefit plans, participated in the Master Trust in proportion to its investment. The Plan's interest in the Master Trust was held by State Street Bank and Trust Company, the trustee. The fiscal year for the Master Trust ends on December 31, whereas, prior to this short Plan year, the fiscal year for the Plan and the Company's other defined contribution plans referred to above, ended on December 27. At December 31, 2004, the Plan's interest in the net assets of the Master Trust was approximately 31%. The Plan's interest in the Master Trust in the Plan's statement of net assets available for benefits includes accruals on the Plan level that were not recorded in the Master Trust. The investments presented in the following tables are stated at fair market value, except for the fully benefit responsive investment contracts recorded under "Fixed income securities," which are valued at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The assets and liabilities of the Master Trust as of December 31, 2004, are as follows:

		Nonparticipant Directed Employee Stock Ownership Plan Fund			
	Participant Directed	Allocated	Unallocated	OfficeMax Defined Benefit Plans	Total Combined Funds
Investments:					
Equities:					
Common	$ 176,089,473	$ –	$ –	$ 665,552,931	$ 841,642,404
Preferred	–	58,138,553	3,825,855	–	61,964,408
Fixed income securities:					
Traditional GICs	7,439,918	–	–	–	7,439,918
Synthetic GICs	3,655,649	–	–	–	3,655,649
Pooled separate accounts	1,906,134	–	–	–	1,906,134
Other fixed income securities	243,972,829	–	–	217,868,124	461,840,953
U.S. Government obligations	5,116,419	–	–	94,961,219	100,077,638
Limited partnerships	–	–	–	48,442	48,442
Cash and cash items	12,420,629	2,152,884	148,667	173,092,440	187,814,620
Participant loans receivable	10,780,653	–	–	–	10,780,653
Accounts receivable, accrued interest and dividends receivable	317,058	–	–	30,486,347	30,803,405
Employee stock ownership plan fund loan	–	–	–	–	–
Accrued administrative expenses	(300,146)	–	–	(1,062,327)	(1,362,473)
Accounts payable	(41,751)	–	–	(23,209,887)	(23,251,638)
Net assets available for benefits	$ 461,356,865	$ 60,291,437	$ 3,974,522	$ 1,157,737,289	$ 1,683,360,113
Plan's proportionate share in Master Trust net assets available for benefits	100%	100%	100%	0%	31%

Changes in the assets and liabilities of the Master Trust for the year ended December 31, 2004, are as follows:

	Participant Directed	Nonparticipant Directed Employee Stock Ownership Plan Fund		OfficeMax Defined Benefit Plans	Total Combined Funds
		Allocated	Unallocated		
Net appreciation (depreciation) in fair value of investments:					
U.S. Treasury and stock index futures	$ –	$ –	$ –	$ (668,734)	$ (668,734)
Equities:					
Common	19,329,212	–	–	81,944,997	101,274,209
Fixed income securities	566,185	–	–	9,270,362	9,836,547
U.S. Government obligations	150,138	–	–	4,697,512	4,847,650
Limited partnerships	–	–	–	154,425	154,425
	20,045,535	–	–	95,398,562	115,444,097
Dividend income	1,804,271	8,210,037	763,743	9,310,340	20,088,391
Interest income:					
Traditional GICs	809,963	–	–	–	809,963
Synthetic GICs	602,454	–	–	–	602,454
Pooled separate accounts	216,417	–	–	–	216,417
Other interest	20,094,953	27,473	(68,597)	21,267,600	41,321,429
Interest expense	–	–	(1,008,290)	–	(1,008,290)
Asset transfer to Boise Cascade, L.L.C. Plans	(461,856,296)	(113,324,977)	–	(190,544,062)	(765,725,335)
Net amounts contributed (withdrawn) by participating plans	(16,277,864)	(1,825,214)	4,326,593	(46,428,675)	(60,205,160)
Net (decrease) increase	(434,560,567)	(106,912,681)	4,013,449	(110,996,235)	(648,456,034)
Balance at beginning of year	895,917,432	167,204,118	(38,927)	1,268,733,524	2,331,816,147
Balance at end of year	$ 461,356,865	$ 60,291,437	$ 3,974,522	$ 1,157,737,289	$ 1,683,360,113

The fair market value of the Plans' interest in the Master Trust is based on the beginning of year value of the Plans' interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Generally, quoted market prices are used to value investments in the Master Trust. Equities, some fixed income securities, publicly traded investment funds, and U.S. Government obligations are valued by reference to published market prices. Investments in certain restricted stocks are valued at the quoted market price of the issuer's unrestricted common stock less an appropriate discount. If a quoted market price for restricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings less an appropriate discount. The multiple chosen is consistent with multiples of similar companies based on current market prices. The Company common stock held by the Plans is valued at its quoted market price. Participant loans are valued at cost, which approximates fair market value. The Series D Preferred Stock held by the ESOP component of the Master Trust is valued at $45 per share, which represents the minimum amount at which it can be redeemed.

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (synthetic GICs), pooled separate accounts, and other fixed income securities (together, the Contracts) held in the Master Trust are reported at contract value as reported by the investment manager. The GICs are issued by a variety of insurance companies. The estimated fair value of the Contracts, based on current interest rates for similar investments with like maturities at December 31, 2004, was approximately $4,109,367 more than the amounts reported. The synthetic GICs are investments that simulate the performance of a traditional GIC through the use of benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The fair value of the synthetic GICs held in the Master Trust includes wrappers totaling $(115,107) as of December 31, 2004.

The Contracts held in the Master Trust have fixed, floating, or variable rates. Floating interest rates are based on various market indices plus or minus fixed spreads and are reset on a quarterly basis. Variable interest rates are reset on a monthly, quarterly, semiannual, or annual basis based on the performance of underlying securities, additional contract deposits or withdrawals, and the current level of market interest rates. Floating and variable interest rates are guaranteed not to fall below 0% and are backed by the issuer's general account. At December 31, 2004, the stated interest rate for the Contracts ranged from 2.10% to 6.70%. The effective yield during this period was 4.52%. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans participating in the Master Trust based upon balances invested by each plan. Net appreciation (depreciation) in fair value of investments represents (i) the difference between fair value at the beginning and end of the year and (ii) the difference between the proceeds received from the sale of investments and the fair value at the beginning of the year of such investments.

The Company manages a small portion of the defined benefit plan assets in the Master Trust, which includes all of the limited partnership investments, and the remainder is managed by investment advisors. Investment parameters have been established by the Company, which must be followed by the investment advisors. The investment advisors are monitored and evaluated regularly by the Company.

Certain Master Trust investments are shares of mutual funds managed by State Street Global Advisors, a division of State Street Bank and Trust Company. State Street Bank and Trust Company is the trustee as defined by the Master Trust and, therefore, these transactions qualify as party in interest. Fees paid by the Master Trust for investment management services amounted to $61,535 for the trust fiscal year ended December 31, 2004.

Total administrative expenses of investment management fees, PBGC premiums, recordkeeping fees and other administrative expenses totaled $10,358,146 for the trust fiscal year ended December 31, 2004.

The following presents investments that represent 5 percent or more of the Master Trust's net assets:

	December 31, 2004
SSGA S&P 500 Index Fund, 972,260 shares	215,048,444

In 2004, investments in the Master Trust included foreign currency hedges and interest rate futures contracts related to certain U.S. Government obligations with underlying collateral of long-term U.S. Government bonds:

		December 31, 2004		
		Notional Amount	Contract Value	Fair Value
Pound Sterling				
	Sold	2,400,000	$ 4,398,885	$ 4,550,757
Swiss Franc				
	Sold	3,700,000	$ 3,211,703	$ 3,314,262
U.S. Treasury				
futures	Bought	54,300,000	$ 60,331,111	$ 60,273,000
	Sold	79,800,000	88,651,861	88,166,000

The fair value of the foreign currency hedges was determined by reference to published currency futures and the fair value of the U.S. Treasury futures was determined by reference to published interest rate futures. The fair value of the stock index futures was determined by reference to published index futures. Both types of futures and foreign currency hedges are included in "Cash and cash items" in the assets and liabilities of the Master Trust. The changes in the fair value of the contracts are included in "U.S. Treasury and stock index futures" in the changes in the assets and liabilities of the Master Trust.

The Company participates in a security lending agreement with the trustee that requires borrowers pursuant to a securities loan agreement to deliver collateral to secure each securities loan. Such collateral must be delivered prior to or simultaneous with the trustee's delivery of the loaned securities to the borrower. Borrowers are further required to deliver collateral for each loan equal to: (1) in the case of loaned securities denominated in United States dollars or whose primary trading market is located in the United States or sovereign debt issued by foreign governments, 102% of the market value of the loaned securities; and (2) in the case of loaned securities not denominated in United States dollars or whose primary trading market is not located in the United States, 105% of the market value of the loaned securities. Income derived from the security lending agreement is credited to the underlying defined benefit and defined contribution plans.

5. EMPLOYEE STOCK OWNERSHIP PLAN FUND

On July 10, 1989, the Plan trustee acquired 6,745,347 shares of OfficeMax Incorporated (formerly Boise Cascade Corporation) Series D Convertible Preferred Stock (Preferred Stock) for $303,541,000 using proceeds from loans made or guaranteed by the Company. Shares of Preferred Stock are allocated to certain participants' accounts in accordance with the terms of the ESOP. Matching allocations were made to eligible participants' ESOP accounts equal in value at the time made in 2004, for employee participants not in the contract office supply business, at a rate of 70% of the participants' contributions to the Plan, up to the first 6% of the participant's eligible compensation, and at a rate of 50% for employee participants in our contract office supply business, up to the first 6% of the participant's eligible compensation. The Company made cash contributions to the ESOP component of the Plan through 2004 which, when aggregated with dividends paid on the Company's Series D Convertible Preferred Stock (Preferred Stock) held in the ESOP, equaled the amount necessary to enable the trustee to make its regularly scheduled payments of principal and interest due on the term loan, proceeds of which were used by the trustee to acquire the Preferred Stock. The final loan payment was made on June 28, 2004, resulting in no further contributions of this kind being made to the Plan. However, the Company contributed additional cash equal to the amount needed to cash out retired shares for a short period in late 2003 and early 2004. This allowed the retired shares to stay in the ESOP and be reissued for use as company match. The purpose of making the additional contributions was to make certain that there were enough shares available to allocate for company match through the end of 2004. A small balance of 85,019 recycled shares remained in the ESOP to be allocated at December 31, 2004, and will be used for company match in 2005. The matching rate for all participants in 2005 is 50%, up to the first 6% of the participant's eligible compensation. When the shares run out, the Company match will be made in cash.

The Preferred Stock had an issue price of $45 per share, can be converted by the Plan's trustee at any time into Common Stock at a conversion ratio of .80357 share of Common Stock for each share of Preferred Stock, and pays an annual dividend, in semiannual installments, of $3.31875 per share. Subject to certain restrictions prior to June 28, 1993, and at any time thereafter, the Company can redeem the Preferred Stock. The Preferred Stock may not be redeemed for less than the $45 per share liquidation preference. At December 31, 2004 and December 27, 2004, the Preferred Stock was valued at $45 per share, which represents the minimum amount at which it can be redeemed.

The Preferred Stock is held by the trustee in a separate "ESOP Suspense Account" and is pledged as collateral for any remaining unpaid portion of the loan drawn by the trustee to fund the ESOP (ESOP Loan). At December 31, 2004 and December 27, 2004, there were no shares of Preferred Stock held in the ESOP Suspense Account to be allocated to participants, since the ESOP loan was paid off June 28, 2004.

6. INVESTMENTS

The following presents investments outside of the Master Trust that represent 5 percent or more of the Plan's net assets.

	December 31, 2004
Cash	$ 39,126,857

7. INCOME TAX STATUS

The Plan obtained its latest determination letter on August 18, 2003, wherein the Internal Revenue Service stated the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since filing for the determination letter. However, the Company believes that the Plan, as modified, continues to be in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Company believes that the Plan was qualified and the related Master Trust was tax exempt as of the financial statement date.

8. RECONCILIATION TO FORM 5500

For the short Plan year ended December 31, 2004, the amount of Participant Withdrawals in the accompanying financial statements is higher than the amount shown in the Plan's Form 5500 due to the reversal of liabilities recorded in the prior year's Form 5500, dated December 27, 2004. These withdrawals were not recorded as liabilities, in accordance with U.S. generally accepted accounting principles, in the statement of net assets available for benefits in the financial statements for the prior year.

As of December 27, 2004, the Plan had approximately $884,021 of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500 in accordance with the instructions to that Form; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with U.S. generally accepted accounting principles.

The following tables reconcile net assets available for benefits, participant withdrawals and transfers from other plans for the short Plan year ended December 31, 2004 and the year ended December 27, 2004, per the financial statements to the Form 5500:

	Short Plan Year Ended December 31, 2004	
	Participant Withdrawals	Net Assets Available for Benefits
Per financial statements	$ 2,145,548	$ 578,963,016
Accrued benefits payable to participants	1,730,742	(1,730,742)
Reversal of prior-year benefits payable accrual	(884,021)	–
Per Form 5500	$ 2,992,269	$ 577,232,274

	Short Plan Year Ended December 31, 2004	
	Contributions	Transfers from other plans
Per financial statements	$ 642,968	$ 13,020
Rollovers classified separately on Form 5500	7,212	(7,212)
Transfers due to plan mergers	–	81,455,650
Per Form 5500	$ 650,180	$ 81,461,458

	December 27, 2004
	Net Assets Available for Benefits
Per financial statements	$ 496,410,788
Accrued benefits payable to participants	(884,021)
Per Form 5500	$ 495,526,767

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

Date: June 30, 2005

By: Lorene Flewellen
Lorene Flewellen
Chair, Retirement Committee

SCHEDULE 1

2004 FORM 5500
BOISE CASCADE CORPORATION SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
Schedule H, Line 4 (i) - Schedule of Assets (held at end of year)

Schedule of Assets (held at end of year)

December 31, 2004

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
Cash		$ 39,126,857
Participation in OfficeMax Incorporated common stock*	OfficeMax Incorporated Common Stock Fund	11,398,128
Participant loans*	Loans to participants, varying maturity dates, 5.0% - 10.5%	1,603,212
Total of Assets		$ 52,128,197

* Party in interest

BOISE CASCADE CORPORATION
SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

INDEX TO EXHIBITS
Filed with the Report
on Form 11-K for the Short Plan Year Ended
December 31, 2004

Reference	Description	Page Number (1)
Exhibit A	Consent of Independent Registered Public Accounting Firm Dated June 29, 2005	F-22

(1) This material appears only in the manually signed original of the report on Form 11-K.



TOTAL OF SEQUENTIALLY NUMBERED PAGES 23
Exhibit Index on Sequential Numbered Page 22

KPMG LLP
Suite 600
205 North 10th Street
PO Box 7787
Boise, ID 83707-1787

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and the Retirement Committee of OfficeMax Incorporated (formerly Boise Cascade Corporation) and the Plan Administrator of the Boise Cascade Corporation Savings and Supplemental Retirement Plan:

We consent to the incorporation by reference in the registration statement (No. 33-28595) on Form S-8 of OfficeMax Incorporated of our report dated June 28, 2005, with respect to the statements of net assets available for benefits of Boise Cascade Corporation Savings and Supplemental Retirement Plan as of December 31, 2004 and December 27, 2004, and the related statement of changes in net assets available for benefits for the period from December 28, 2004 through December 31, 2004, and the related supplemental schedule H, line 4(i) – schedule of assets (held at end of year) which report appears in the December 31, 2004, Transition Report on Form 11-K of Boise Cascade Corporation Savings and Supplemental Retirement Plan.

KPMG LLP

Boise, Idaho
June 29, 2005